Exhibit (a)(5)(E)

Gurnet Point Capital Completes Tender Offer for Corium International, Transaction Valued in Excess of $500 Million

CAMBRIDGE, Mass., November 27, 2018 - Gurnet Point Capital (“Gurnet Point”), a private investment firm focused on the healthcare and life sciences sectors, announced today that it has completed the previously announced tender offer for all outstanding shares of common stock of Corium International, Inc. (Nasdaq: CORI) (“Corium”), a commercial-stage biopharmaceutical company focused on the development, manufacture and commercialization of specialty transdermal products.

“We are excited to begin our collaboration with the Corium leadership team to bring Corplex Donepezil, a life-changing drug and novel technology, to patients with Alzheimer’s disease as soon as possible,” said Christopher Viehbacher, Managing Partner at Gurnet Point Capital. “Corplex Donepezil’s innovative transdermal dosing system is groundbreaking for Alzheimer’s disease patients and their caregivers, and is designed to provide a once-weekly alternative to a daily medication. We recognize the immediate need and positive impact that this product could have for the Alzheimer’s community, and Gurnet Point can now provide the additional financial resources, technical background and industry expertise to support it through regulatory approval to commercialization.”

Mr. Viehbacher concluded, “Together with the Corium management team, we will also look to expand the therapeutic pipeline for the company, focusing initially in neurology and then more broadly as we develop the Corplex platform and its potential for innovative transdermal delivery. We intend to establish a commercial organization that can quickly bring novel products to the market upon regulatory approval, as well as a dedicated sales force to ensure the products are appropriately marketed to prescribers. Our team has decades of experience bringing novel drugs through clinical development to commercialization and we will draw upon our collective knowledge to bring Corplex Donepezil to market. We are excited to build on Gurnet Point’s track record of working with our portfolio companies to develop and implement transformative technologies and health care solutions, and look forward to supporting Corium in its next phase of growth.”

Peter Staple, Corium’s CEO, said, “We welcome the support of Gurnet Point and its talented team as we prepare to submit our regulatory application for Corplex Donepezil and begin the next chapter in our company’s history. We look forward to drawing upon the Gurnet Point team’s deep expertise to bring novel transdermal products to market for diseases with unmet needs. Our partnership with Gurnet Point marks an important inflection point in our company’s growth as we expand our leading position in developing new transdermal products that address significant patient need.”

The tender offer for all of the outstanding shares of common stock of Corium expired as scheduled at one minute after 11:59 p.m. (New York City time) on November 26, 2018.  The tender consideration was $12.50 per share in cash, plus one non-transferable contingent value right (“CVR”) per share, which represents the contractual right to receive $0.50 per share in cash, following approval by the U.S. Food and Drug Administration of the New Drug Application for Corplex Donepezil, Corium’s lead product candidate, on or prior to March 31, 2020.

Continental Stock Transfer and Trust Company, the depositary and paying agent for the tender offer, has advised affiliates of Gurnet Point that 31,578,042 shares of Corium common stock were validly tendered and not validly withdrawn in the tender offer, representing approximately 86.21% percent of Corium’s outstanding shares.  Notices of Guaranteed Delivery were delivered with respect to 2,865,014 additional shares, representing approximately 7.82% percent of Corium’s shares, according to Continental.  As all of the conditions to the closing of the tender offer were satisfied, Gurnet Merger Sub, Inc., an affiliate of Gurnet Point, accepted for payment and will promptly pay for all shares validly tendered and not validly withdrawn in the tender offer.

Gurnet Point will complete the acquisition of the remaining eligible Corium shares not acquired in the tender offer this morning through a merger of Gurnet Merger Sub, Inc. with and into Corium without a vote of Corium’s stockholders pursuant to Section 251(h) of the General Corporate Law of the State of Delaware. As a result of the merger, Corium shares will no longer be traded on the Nasdaq Global Stock Market, and Corium will become a wholly-owned, privately-held subsidiary of Gurnet Point L.P.  The Company plans to maintain operations in the Menlo Park, CA and Grand Rapids, MI areas.

As a result of the merger, all eligible Corium shares that were not validly tendered will be converted into the right to receive the same consideration paid to stockholders that participated in the tender offer.

About Alzheimer’s Disease and Corplex Donepezil

Alzheimer’s disease is a progressive brain disorder in which the brain cells degenerate and die, causing a steady decline in memory and mental function.  According to the Alzheimer’s Association, an estimated 5.7 million Americans are living with Alzheimer’s disease in 2018; by 2050, this number is projected to rise to 13.8 million.  Alzheimer’s disease is the most common cause of dementia among older adults.  Dementia ranges in severity from mild, when it is just beginning to affect a person’s functioning, to moderate, and severe, when the person must depend on others for the basic activities of day-to-day life.

Donepezil (the active ingredient in Aricept®) is the most widely prescribed medication in a class of Alzheimer’s drugs known as cholinesterase inhibitors, and is approved for the treatment of mild, moderate and severe disease.  Donepezil is currently only available in tablet or orally disintegrating tablet form, each administered once daily, presenting compliance challenges for family members and caregivers who cannot rely on patients to consistently take their daily tablets, and is known to cause gastrointestinal side effects, including nausea, vomiting and loss of appetite.

Corium’s Corplex Donepezil product candidate is a proprietary once-weekly transdermal patch for delivery of donepezil, which is designed to improve the lives of patients and their caregivers by promoting adherence to prescribed therapy with a less frequent once a week dosing regimen, and the potential to significantly reduce gastrointestinal side effects compared to the daily oral dosing of donepezil.

About Corplex

Corium’s Corplex system is a novel commercial-stage platform technology designed to broadly enable the transdermal delivery of small molecules, many of which have not previously been amenable to transdermal delivery.  Corium’s Corplex technology has been successfully commercialized in Procter & Gamble’s Crest® Whitestrips products and is being utilized in therapeutic products under development.

About Gurnet Point Capital

Gurnet Point Capital is a unique healthcare fund founded by Ernesto Bertarelli and led by Chris Viehbacher, who together have decades of expertise in an industry for which they share a passion, both as Chief Executives and as investors. With an initial allocation of $2 billion, Gurnet Point is investing long-term capital and supporting entrepreneurs in building a new generation of companies. Based in Cambridge, MA, its remit is global, encompassing life sciences and medical technologies. The fund invests across all stages of product development through to commercialization and does so with an approach that is a hybrid of venture and private equity investing strategies. www.gurnetpointcapital.com.

About Corium

Corium is a commercial-stage biopharmaceutical company focused on the development, manufacture and commercialization of specialty pharmaceutical products that leverage the company’s broad experience with advanced transdermal and transmucosal delivery systems. Corium has multiple proprietary programs in preclinical and clinical development, focusing primarily on the treatment of neurological disorders, with lead programs in Alzheimer’s disease. Corium has developed and is the sole commercial manufacturer of seven prescription drug and consumer products with partners Mayne Pharma and Procter & Gamble. The company has two proprietary transdermal platforms: Corplex™ for small molecules and MicroCor®, a biodegradable microstructure technology for small molecules and biologics, including vaccines, peptides and proteins. For further information, please visit www.coriumintl.com.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, including, without limitation, statements regarding the expected benefits and costs of the proposed transaction contemplated by the agreement between Gurnet Point and Corium; the likelihood that the milestone underlying the CVR will be achieved; and any statements regarding the assumptions underlying any of the foregoing. Statements containing words such as “could,” “believe,” “expect,” “intend,” “anticipate,” “will,” “may,” or similar expressions constitute forward-looking statements. Forward-looking statements are based on management’s current expectations and projections and are subject to risks and uncertainties, which may cause actual events and results to differ materially from the statements contained herein. Factors that may contribute to such differences include, but are not limited to, risks related to (i) the effect of the transaction on Corium’s ability to retain and hire key personnel, its ability to maintain relationships with its partners, suppliers, licensees and others with whom it does business, or its operating results and business generally; (ii) risks related to diverting management’s attention from Corium’s ongoing business operations; (iii) the risk that unexpected costs will be incurred in connection with the transaction; (iv) changes in economic conditions, political conditions, regulatory requirements, licensing requirements and tax matters; and (v) other factors as set forth from time to time in Corium’s filings with the Securities and Exchange Commission (the “SEC”), which are available on Corium’s investor relations website at ir.coriumgroup.com and on the SEC’s website at www.sec.gov. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, Corium does not intend, and undertakes no duty, to update any forward-looking statements to reflect new information, events or circumstances after the date they were made or to reflect the occurrence of unanticipated events.

Media Contact:

Tom Johnson/Blair Hennessy

(212) 371-5999

tbj@abmac.com/bth@abmac.com

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